

May 8, 2012

Via E-mail
Daniel Penn
Secretary and General Counsel
Central European Media Enterprises Ltd.
Mintflower Place, 4th floor
8 Par-La-Ville Rd.
Hamilton, Bermuda HM 08

> **Re:** **Central European Media Enterprises Ltd.**
> **Preliminary Proxy Statement**
> **Filed April 30, 2012**
> **File No. 000-24796**

Dear Mr. Penn:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Transaction, page 43

1. We note from the fifth paragraph on page 43 the special committee met with financial and legal advisors between October and December 2011 and, on December 12, 2011, recommended the company (i) raise up to $300 million of capital through the issuance of Class A Common Stock, and (ii) use the proceeds from such issuance to repurchase certain series of its outstanding debt. Please name your financial and legal advisors and describe these meetings. Please explain if the recommendation explicitly referenced the notes for which you are now conducting a tender offer.

2. We note from the sixth paragraph on page 43 the Independent Directors met with management from January to March 2012 to discuss potential financing options. You disclose that management outlined various proposals during these meetings and updated the Independent Directors on the status of various discussions with potential investors.

Please provide more details on these proposals and discussions with potential investors; for instance, please discuss the material terms of these proposals and discussions such as their structure and consideration, as well as their viability.

3.   Further, please provide more details on the meetings of the Independent Directors on April 27 and April 30, 2012.

4.   We note from the top of page 45 that J.P. Morgan reviewed internal financial analyses and forecasts. Please disclose these materials.

Summary of the Terms of Agreements, page 47

5.   We refer you to J.P. Morgan's opinion attached as Exhibit B on pages 71 to 76. From paragraph (e) on page 72, it appears you will draw down on the TW Credit Agreement after you have used the proceeds of the Equity Subscriptions and Debt-to-Equity Exchange to pay for the Debt Tender Offers. It does not appear you have explained this part of the transaction in the "Summary of the Terms of the Agreements" section or elsewhere. In this regard, we do note your disclosure in the third paragraph on page 49. Please advise and clarify as necessary.

6.   We also note paragraphs (f) and (g) of J.P. Morgan's opinion. Please tell us where these transactions are disclosed and explained in the "Summary of the Terms of the Agreements" section. In this regard, we do note your disclosure in the second paragraph on page 50. Please advise and clarify as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Robert L. Kohl, Esq.
        Katten Muchin Rosenman LLP